EXHIBIT 11—STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Twelve Months Ended December 31
(in thousands, except per share data)	2001	2000	1999

Basic:
Average shares outstanding	25,767	27,489	28,010

Net Income	$41,465	$39,705	$44,150

Per Share Amount	$1.61	$1.44	$1.58

Diluted:
Average shares outstanding	25,767	27,489	28,010
Net effect of dilutive stock options based on the treasury stock method using the average market price or quarter end price, whichever is greater	895	595	847

Total Shares Outstanding	26,662	28,084	28,857

Net Income	$41,465	$39,705	$44,150

Per Share Amount	$1.56	$1.41	$1.53

Note: Amounts for 2000 and 1999 have been restated for the 5% stock dividend paid during 2001.